Annual Report

Cover Page

Name of issuer:

Como Audio, Inc

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 3/1/2019

Physical address of issuer:

21 Drydock Avenue
Boston MA 02210

Website of issuer:

http://www.comoaudio.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,730,394.00	$2,293,559.00
Cash & Cash Equivalents:	$177,002.00	$121,999.00
Accounts Receivable:	$31,727.00	$238,627.00
Short-term Debt:	$1,870,016.00	$1,481,280.00
Long-term Debt:	$0.00	$3,750,000.00
Revenues/Sales:	$1,445,071.00	$1,943,802.00
Cost of Goods Sold:	($860,051.00)	($1,054,818.00)
Taxes Paid:	$0.00	$0.00
Net Income:	($1,280,610.00)	($1,090,983.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Como Audio, Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Thomas DeVesto	President	2016
Thomas DeVesto	CFO	2016
Thomas DeVesto	CEO	2016
Thomas DeVesto	Treasurer	2016
Thomas DeVesto	founder	2016
Thomas DeVesto	designer	2016
Angela Hahn	Treasurer	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Thomas DeVesto	7750000.0 Common Stock	81.52

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We operate in the fast-changing technology in the consumer electronics industry. Features in vogue change rapidly, and in order to remain competitive we need to be adaptive.

The Company's forecasts for the support required for the product after a sale or the product's expected functional lifetime may not be accurate and may prove costly to the Company, significantly hampering the Company's ability to be profitable.

The Company will be dependent on third party contract assembly and manufacturing partners to build and assemble its product. Some of these partners will be overseas subject to different laws and customs. Uncertainty around tariffs, currency and international trade may affect the cost of the bill of materials. It's possible suppliers may not deliver as contracted or expected or fail to meet our expected quality and we may have little practical enforcement rights, particularly in a foreign country.

If there is a material disruption in our technology systems or those of our third-party partners, the ability of our product to function as designed will be impaired or compromised.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $1,090,983 and $933,925 for the years ended December 31, 2018 and 2017, respectively, incurred negative cash flows from operating activities for the years ended
December 31, 2018 and 2017, and has a member's deficit of $2,937,721 and $1,798,269 as of December 31, 2018 and 2017, respectively.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Angela Hahn is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	8,600,000	Yes
Preferred Stock	5,000,000	99,899	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Thomas DeVesto
Issue date	09/01/18
Amount	$4,192,922.00
Outstanding principal plus interest	$1,565,064.40 as of 05/11/20
Interest rate	5.0% per annum
Maturity date	05/11/25
Current with payments	Yes

Related party loan. No set maturity date; it's intended to be repaid as the Company becomes profitable.

In 2018, the Company has classified $3,000,000 of these liabilities as long-term while the excess of $3,000,000 as short-term as the lender has the intention to raise capital, and convert up to $3,000,000 in the conversion.

During 2019, the Company converted $3,000,000. of related party loans into 3,750,000 shares of common stock.

Loan

Lender	Michael Cronin
Amount	$100,000.00

Secured by inventory. Earmarked to be spent strictly on marketing leading up to Black Friday.

Loan

Lender	Thomas DeVesto
Amount	$380,000.00

Payroll and pay supplies

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2018	Section 4(a)(2)	Convertible Note	$750,000	General operations
9/2019	Section 4(a)(2)	Convertible Note	$100,000	General operations
3/2020	Regulation Crowdfunding	Priced Round	$271,102	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Thomas DeVesto
Amount Invested	$4,192,922.00
Transaction type	Convertible note
Issue date	08/02/18
Outstanding principal plus interest	$4,192,922.00 as of 02/04/19
Interest rate	5.0% per annum
Discount rate	1.0%
Maturity date	05/31/25
Outstanding	Yes
Current with payments	Yes
Converted	Yes
Uncapped note	Yes
Relationship	Owner and Founder

Related party loan. No set maturity date; it's intended to be repaid as the Company becomes profitable.
In 2018, the Company has classified $3,000,000 of these liabilities as long-term while the excess of $3,000,000 as short-term as the lender has the intention to raise capital, and convert up to $3,000,000 in the conversion.

During 2019, the Company converted $3,000,000.00 of related party loans into 3,750,000 shares of common stock.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Como Audio designs, manufactures, and sells smart speakers. All our speakers prioritize high-quality sound, beautiful design, and multi-room capabilities. Como is my 3rd company in this industry: I spent the last 40 years pushing boundaries in consumer audio electronics as CEO, Founder, and Designer at Tivoli Audio (acq. 2015) and Cambridge SoundWorks (acq. 2000). When I sold Tivoli, we did over $40M in annual sales. In the four years since we started shipping product at Como, we've sold over $6M.

Music is my lifeblood. My entire professional life, in all the companies I've founded and sold, I've pursued a single goal: delivering music the way the artist created it, in your home. At Como Audio, we aim to provide the highest-quality listening experience so music enthusiasts like myself can easily listen to the world's great music from a single device.

Milestones

Como Audio, Inc was incorporated in the State of Delaware in March 2019.

Since then, we have:

- Nearly $1.5M in sales last year.

- 330+ dealers and retailers in 25 countries.

- More than $1.25M in paid-up inventory worldwide

- Raised almost $500,000 on Kickstarter from 1,500+ backers.

- Delivered Kickstarter rewards early.

- For all four products, average Amazon review is 4.2 out of 5 stars.

Historical Results of Operations

Our company was organized in March 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,445,071. Our gross margin was 40%.
- *Assets.* As of December 31, 2019, the Company had total assets of $1,730,394, including $177,002 in cash.
- *Net Loss.* The Company had net losses of $1,280,610 for 2019.
- *Liabilities.* The Company's liabilties totaled $1,870,016 for 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $4,672,922 in debt and $850,000 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Como Audio, Inc cash in hand is $105,180, as of May 2020. Over the last three months, revenues have averaged $96,614/month, cost of goods sold has averaged $52,585/month, and operational expenses have averaged $103,607/month, for an average burn rate of $59,578 per month.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://comoaudio.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Angela Hahn
Thomas DeVesto

Appendix E: Supporting Documents

Amended_and_Restated_Certificate_of_Incorporation_-_Series_Seed_-_Como_Audio_-_V1__BPLLC_Draft___1_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Como Audio Subscription Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Angela Hahn

Thomas DeVesto

Appendix E: Supporting Documents

Amended_and_Restated_Certificate_of_Incorporation_-_Series_Seed_-_Como_Audio_-_V1__BPLLC_Draft___1_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Como Audio, Inc

By

Thomas DeVesto

Como Audio Founder/Designer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Angela Hahn
Treasurer
5/23/2020

Thomas DeVesto
Como Audio Founder/Designer
5/23/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.